[LETTERHEAD OF BE AEROSPACE, INC.]

May 11, 2010

By Fax and Federal Express

Securities and Exchange Commission
Mail Stop 3720
100 F Street, N.E.
Washington, D.C.  20549
Attention:	John Hartz Senior Assistant Chief Accountant

BE Aerospace, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
(File No. 0-18348)

Dear Mr. Hartz:

Reference is made to the Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 0-18348) (the “Form 10-K”) of BE Aerospace, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) and to the letter, dated April 27, 2010, from the staff (the “Staff”) of the Commission regarding the Form 10-K.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  The Company further acknowledges that the Staff comments, or any changes made to the Company’s disclosure in response to the Staff comments, do not foreclose the Commission from taking any action with respect to its filings and the Company acknowledges that it may not assert the Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BE AEROSPACE, INC.

By:	/s/ Thomas P. McCaffrey
	Name:	Thomas P. McCaffrey
	Title:	Senior Vice President
and Chief Financial Officer